UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the date of March 31, 2020

Commission File Number 001-35079

LLOYDS BANK plc
(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This report on Form 6-K shall be deemed incorporated by reference into the Company's Registration Statement (File No. 333-231902-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Lloyds Bank plc

Lloyds Bank plc hereby incorporates by reference the following exhibit to this report on Form 6-K into its Registration Statement (File No. 333-231902-01):

Exhibit	Document
99.1	Lloyds Bank plc commences a cash tender offer for any and all of its 12.00% fixed-to-floating rate perpetual capital securities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANK plc (Registrant)

Date: March 31, 2020

	By:	/s/ Richard Shrimpton
Name: Richard Shrimpton
Title: Group Capital Management Director